December 17, 2024

Luciano Melluzzo
President and Chief Executive Officer
Air Industries Group
1460 Fifth Avenue
Bay Shore, NY 11706

       Re: Air Industries Group
           Registration Statement on Form S-3
           Filed December 13, 2024
           File No. 333-283808
Dear Luciano Melluzzo:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Fullem at 202-551-8337 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Vincent J. McGill, Esq.